UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 15, 2021

SCVX CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-39190	98-1518469
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

Attn: Strategic Cyber Ventures,
1220 L St NW, Suite 100-397	20005
(Address of principal executive offices)	(Zip Code)

(202) 733-4719

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-half of one redeemable warrant to purchase one Class A ordinary share	SCVX.U	New York Stock Exchange
Class A ordinary shares, $0.0001 par value per share	SCVX	New York Stock Exchange
Redeemable warrants to purchase Class A ordinary shares	SCVX WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into A Material Definitive Agreement.

Merger Agreement

On May 15, 2021, SCVX Corp., a Cayman Islands exempted company (“SCVX”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Bloom Merger Sub Inc., a Delaware corporation and a wholly owned direct subsidiary of SCVX (“Merger Sub”), and Bright Machines, Inc., a Delaware corporation (“Bright Machines”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of SCVX and Bright Machines.

The Business Combination

The Merger Agreement provides for, among other things, the following transactions: (i) at least one day prior to the Effective Time (as defined in the Merger Agreement), SCVX will become a Delaware corporation (the “Redomicile”), (ii) immediately prior to the Effective Time, each outstanding share of preferred stock of Bright Machines will automatically convert into a share of common stock of Bright Machines, par value $0.0001 per share (“Bright Machines Common Stock”), at the then-effective conversion rate as calculated pursuant to the terms of the governing documents of Bright Machines (the “Preferred Stock Conversion”), (iii) at the Effective Time, Merger Sub will merge with and into Bright Machines, with Bright Machines as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of SCVX (the “Merger”), with Bright Machines having the option to elect to cause the parties to restructure the transactions to add a second merger to take place immediately after the Effective Time whereby Bright Machines, as the surviving company in the Merger, would merge with and into SCVX or a new limited liability company that is a wholly owned subsidiary of SCVX and (iv) at the Effective Time, SCVX’s name will be changed to “Bright Machines, Inc.” The Redomicile, the Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination is expected to close in the second half of 2021, following the receipt of the required approval by SCVX’s stockholders and the fulfillment of other customary closing conditions. SCVX will apply to list the securities of the combined company on Nasdaq effective as of no later than the effective time of the Merger.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, each share of Bright Machines Common Stock, following the Preferred Stock Conversion and other than any Cancelled Shares (as defined in the Merger Agreement) and Dissenting Shares (as defined in the Merger Agreement) shall be converted into the right to receive a number of shares of duly authorized, validly issued, fully paid and nonassessable common stock, par value $0.0001 per share, of SCVX (“SCVX Common Stock”) at an exchange ratio determined in accordance with the Merger Agreement based on a pre-money enterprise value of Bright Machines of $1.1 billion and $10.00 price per share of SCVX Common Stock. In addition, in the event that the closing sale price of SCVX Common Stock exceeds certain price thresholds for 20 out of any 30 consecutive trading days during the first five years following the closing of the Business Combination (the “Closing”), up to an additional 23,000,000 shares of SCVX Common Stock may be issued to the parties that were holders of Bright Machines Common Stock immediately prior to the Effective Time of the Business Combination.

Governance

SCVX has agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the closing of the Business Combination, the SCVX board of directors shall consist of eight directors, which shall be divided into three classes. Following the completion of the transaction, Amar Hanspal will continue to lead Bright Machines as Chief Executive Officer.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including with respect to the operations of SCVX and Bright Machines and that each of the parties have undertaken to procure approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). In addition, SCVX has agreed to adopt an equity incentive plan and employee stock purchase plan, as described in the Merger Agreement.

Conditions to Each Party’s Obligations

The obligations of SCVX and Bright Machines to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) the approval of SCVX’s shareholders, (iii) the approval of Bright Machines’ shareholders (which has been received) and (iv) the registration statement on Form S-4 to be filed by SCVX (the “Registration Statement”) becoming effective.

In addition, the obligation of SCVX to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of Bright Machines being true and correct to the standards applicable to such representations and warranties and each of the covenants of Bright Machines having been performed or complied with in all material respects and (ii) no Material Adverse Effect (as defined in the Merger Agreement) shall have occurred.

The obligation of Bright Machines to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of SCVX and Merger Sub being true and correct to the standards applicable to such representations and warranties and each of the covenants of SCVX having been performed or complied with in all material respects, (ii) the aggregate cash proceeds from SCVX’s trust account, together with the PIPE Financing (as defined below) plus any amount raised pursuant to permitted equity financings prior to Closing (“Permitted Equity Financing”), equaling no less than $375,000,000 (after deducting any amounts paid to SCVX shareholders that exercise their redemption rights in connection with the Business Combination and net of unpaid transaction expenses incurred or subject to reimbursement by SCVX), (iii) the approval by Nasdaq of SCVX’s listing application in connection with the Business Combination and (iv) the consummation of the Redomicile.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of SCVX and Bright Machines, (ii) by SCVX if the representations and warranties of Bright Machines are not true and correct to the standards applicable to such representations and warranties or if Bright Machines fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by Bright Machines if the representations and warranties of SCVX are not true and correct to the standards applicable to such representations and warranties or if SCVX fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either SCVX or Bright Machines if the Business Combination is not consummated by January 14, 2022, (v) by either SCVX or Bright Machines if certain required approvals are not obtained by SCVX shareholders after the conclusion of a meeting of SCVX’s stockholders held for such purpose at which such shareholders voted on such approvals, (vi) by SCVX if Bright Machines’ shareholders do not deliver to SCVX a written consent approving the Business Combination by 5:00 p.m. Pacific Time on the first business day following the date of the Merger Agreement (which has been delivered) and (vii) by SCVX if Bright Machines has not delivered the requisite financial statements for inclusion in the Registration Statement on or before August 15, 2021.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of Willful Breach (as defined in the Merger Agreement).

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. SCVX does not believe that these schedules contain information that is material to an investment decision.

PIPE Financing (Private Placement)

Concurrently with the execution of the Merger Agreement, SCVX entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and SCVX agreed to issue and sell to such investors, an aggregate of 20,500,000 shares of SCVX Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $205,000,000 (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that SCVX will grant the investors in the PIPE Financing certain customary registration rights.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, SCVX USA LLC, a Delaware limited liability company (the “Sponsor”), other holders of Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares” and such holders, the “Insiders”), of SCVX, and XN LP, a Delaware limited partnership (“XN”), entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with SCVX and Bright Machines, pursuant to which the Sponsor and the Insiders agreed, among other things, (i) to vote at any meeting of the shareholders of SCVX all of their ordinary shares held of record or thereafter acquired in favor of the Proposals (as defined in the Merger Agreement), (ii) to be bound by certain other covenants and agreements related to the Business Combination, (iii) to be bound by certain transfer restrictions with respect to such securities, prior to the closing of the Business Combination, and (iv) subject to certain customary exceptions, not to, and to cause their respective affiliates and permitted transferees not to, transfer any SCVX Common Stock until the earlier of (a) the date which is one year after the Closing Date (as defined in the Merger Agreement) and (b) (x) the first date which is at least 180 days after the Closing, if the last reported sale price of SCVX Common Stock on Nasdaq equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the Closing Date or (y) the date following the Closing Date on which SCVX completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of SCVX’s shareholders having the right to exchange their SCVX Common Stock for cash, securities or other property without SCVX’s prior written consent, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. The parties further agreed to discuss in good faith and make certain revisions to the terms of SCVX’s warrants issued in private placements subject to, and on the terms described in, the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

At the closing of the Business Combination, the Sponsor and the other Insiders have agreed to transfer 50% of their Class B Ordinary Shares and private placement warrants to XN.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, Bright Machines, the Sponsor, XN and certain other stockholders of Bright Machines will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted certain customary registration rights with respect to shares of the post-Business Combination company.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit C to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of SCVX Common Stock to be offered and sold in connection with the PIPE Financing and in connection with any Permitted Equity Financing between the date hereof and Closing have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01.	Regulation FD Disclosure.

On May 17, 2021, SCVX and Bright Machines issued a press release announcing their entry into the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is the script for a joint conference call to be held by SCVX and Bright Machines in connection with the announcement of their entry into the Merger Agreement.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the Business Combination, SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Bright Machines, SCVX, and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this report under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Exchange Act, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the Business Combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Agreement and Plan of Merger, dated as of May 15, 2021, by and among SCVX Corp., Bloom Merger Sub Inc., and Bright Machines, Inc.

10.1	Form of Subscription Agreement.

10.2	Sponsor Support Agreement, dated as of May 15, 2021, by and among SCVX USA LLC, SCVX Corp., XN LP, Bright Machines, Inc. and certain other parties thereto.

99.1	Press Release, dated May 17, 2021.

99.2	Investor Presentation.

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 17, 2021

SCVX CORP.

By:	/s/ Michael Doniger
Name:	Michael Doniger
Title:	Chief Executive Officer and Chairman